06008162

U
SECURITIES AN
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53174

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: **E*TRADE Capital Markets, LLC**

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Place **440 South LaSalle Street** **Suite 3030**
(No. and Street)

Chicago (City) **Illinois** (State) **60605** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James H. Rojek **312-294-7846**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

111 S. Wacker (Address) **Chicago** (City) **IL** (State) **60606** (Zip Code)

PROCESSED
MAY 30 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
03

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

*E*TRADE Capital Markets, LLC*

(formerly GVR Company, LLC)

(SEC I.D. No. 8-53174)

Statement of Financial Condition as of December 31, 2005 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of E*TRADE Capital Markets, LLC:

We have audited the accompanying statement of financial condition of E*TRADE Capital Markets, LLC (formerly GVR Company, LLC) (the "Company") as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statement presents fairly, in all material respects, the financial position of E*TRADE Capital Markets, LLC as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 22, 2006

E*TRADE CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005
(In thousands)

ASSETS

Cash and cash equivalents	$	9,848
Cash segregated under federal and other regulations		150
Securities owned		16,834
Receivable from brokers, dealers, and clearing organizations		23,341
Receivable from affiliated companies		11,894
Furniture and equipment, net of accumulated depreciation of $651		257
Goodwill		38,936
Other		331
TOTAL	$	101,591

LIABILITIES AND MEMBER'S EQUITY

Securities sold, not yet purchased	$	5,400
Accounts payable, accrued expenses, and other liabilities		5,308
Payable to affiliated companies		12,780
Total liabilities		23,488
COMMITMENTS AND CONTINGENCIES (Note 11)		
MEMBER'S EQUITY		78,103
TOTAL	$	101,591

See notes to statement of financial condition.

E*TRADE CAPITAL MARKETS, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION DECEMBER 31, 2005

1. ORGANIZATION AND NATURE OF OPERATIONS

Organization—E*TRADE Capital Markets, LLC, formerly GVR Company, LLC (the "Company") is a wholly-owned subsidiary of E*TRADE Capital Markets – Execution Services LLC, formerly Dempsey & Company LLC, an indirect, wholly-owned subsidiary of E*TRADE Financial Corporation (the "Parent"). On March 1, 2005, assets of $12,938,000, liabilities of $1,250,000, and equity of $11,688,000 related to its Institutional trading activities were transferred from E*TRADE Securities LLC in connection with an internal reorganization. E*TRADE Securities LLC is an indirect wholly-owned subsidiary of E*TRADE Financial Corporation. All assets and liabilities of the Institutional trading activities were transferred at their historical cost.

Nature of Operations—The Company, an Illinois limited liability company, is a broker-dealer registered with the Securities and Exchange Commission, a member of the NASD, Inc., a member of the National Stock Exchange, a member of the Chicago Stock Exchange, and a clearing member of the National Securities Clearing Corporation ("NSCC").

The Company operates as a market-maker in over-the-counter equity securities, primarily those traded on the NASDAQ Stock Market, the OTC Bulletin Board, and the Pink Sheets. The Company also acts as a specialist on the National Stock Exchange. A market-maker provides a fair and orderly market for securities traded. A market-maker must generally be ready to buy or sell when other buyers or sellers are not available. The Company also has an Institutional business that provides third-party independent research to institutional investors, as well as engaging in proprietary trading.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents—The Company considers all highly liquid investments with original maturities of three months or less at the date of purchase, that are not required to be segregated under federal or other regulations, to be cash equivalents.

Cash Segregated Under Federal and Other Regulations—Cash has been segregated in a special reserve bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities Exchange Act of 1934.

Securities Transactions—Securities transactions are recorded on a trade-date basis. Securities owned and securities sold, not yet purchased, which consist of corporate stocks, are reported at market value. Market value is based on listed or quoted market prices.

Furniture and Equipment—Furniture and equipment are recorded at historical cost, net of depreciation. Depreciation of furniture and equipment is recorded on a straight-line basis over the estimated lives of the assets which are 5 or 7 years.

Goodwill—Goodwill represents the excess of the amount paid over the fair value of the Company's net asset acquired by the Parent. The Company reviews goodwill for impairment on an annual basis, or more frequently if impairment indicators arise. As of December 31, 2005, no adjustments for impairment were deemed necessary.

Other Assets—Included in other assets are exchange memberships, which are recorded at cost or, if an other-than-temporary impairment in value has occurred, at a value that reflects the current market value. For the year ended December 31, 2005, no adjustment for impairment was necessary.

Share-Based Payments— The Company participates in its Parent's stock-based employee compensation plans, which are described more fully in Note 8. Effective July 1, 2005, the Parent and the Company adopted SFAS No. 123(R), *Share-Based Payment,* and Staff Accounting Bulletin No. 107, *Share-Based Payment*, using the modified prospective application method to account for its share-based compensation plans. Results for prior periods have not been restated. Prior to July 1, 2005, the Parent and the Company accounted for its employee stock option and awards under Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations, and accordingly, did not record compensation costs for option grants to employees if the exercise price equaled the fair market value on the grant date. Additionally, for the restricted stock awards, compensation was recorded on a straight-line basis over the vesting period of the awards.

Income Taxes—The Company is a single-member LLC, and as such is not subject to federal or state income tax as taxable income is allocated to its indirect member/owner for inclusion in the member's respective tax returns. As a result, E*TRADE Institutional Holdings, Inc. will include the income from the Company in its tax returns.

Use of Estimates— The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

3. RECENT ACCOUNTING PRONOUNCEMENTS

In June 2005, the Financial Accounting Standards Board ("FASB") issued SFAS No. 154, *Accounting Changes and Error Corrections*. This statement supersedes APB Opinion No. 20, *Accounting Changes*, and SFAS No. 3, *Reporting Accounting Changes in Interim Financial Statements*. The statement applies to all voluntary changes in accounting principle, and changes the requirements for accounting for and reporting of a change in accounting principle. SFAS No. 154 requires retrospective application to prior periods' financial statements of a voluntary change in accounting principle unless it is impracticable. The statement requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is effected by a change in accounting principle. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The statement does not change the transition provisions of any existing accounting pronouncements, including those that are in a transition phase as of the effective date of this statement. The Company will adopt SFAS No. 154, as applicable, beginning in 2006.

4. LINE OF CREDIT

The Company has established an $18,000,000 line of credit with its bank to finance the Company's operations. Loans under this arrangement bear interest at the Federal Funds rate plus 0.6%. The loans are payable on demand and are collateralized by securities owned by the Company. The line of credit is revolving and was not used during the year ended December 31, 2005. At December 31, 2005, there were no amounts outstanding under this line of credit.

5. RECEIVABLE FROM BROKERS, DEALERS AND CLEARING ORGANIZATIONS

Receivables from brokers and dealers result from the Company's trading activities. Deposits with clearing organizations are cash deposited with the NSCC and the Depository Trust Company. Receivable from clearing organization is for amounts receivable from trades that had not settled as of December 31, 2005. See breakdown in table below (in thousands):

Receivables from brokers and dealers	$ 16,298
Deposits with clearing organizations	3,600
Receivable from clearing organization	3,443
Total	$ 23,341

6. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934, which requires that the Company maintain minimum net capital equivalent to the greater of $1,000,000 or 6⅔% of aggregated indebtedness, as these terms are defined. At December 31, 2005, the Company had net capital, as defined, of $24,018,000, which was $22,812,000 in excess of its required net capital of $1,206,000.

7. RELATED-PARTY TRANSACTIONS

The Company received order flow from E*TRADE Clearing LLC during the year ended December 31, 2005. The Company also received clearing services from E*TRADE Clearing LLC during the year ended December 31, 2005.

8. EMPLOYEE BENEFIT PLANS

401(k) Plan

The Parent has a 401(k) salary deferral program which includes eligible employees of the Company who have met certain service requirements. The Company matches certain employee contributions; additional contributions to this plan are at the discretion of the Company.

Adoption of SFAS No. 123 (R)

As discussed in Note 2, effective July 1, 2005, the Parent early adopted SFAS No. 123(R). The adoption resulted in compensation and benefit expense for the Parent's employee stock option plans, restricted stock awards and employee stock purchase plan. The impact on the Company of the adoption in 2005 was an $888,000 increase to Member's Equity for stock options and restricted stock.

Employee Stock Option Plans

In 2005, the Parent adopted and the shareholders approved the 2005 Stock Incentive Plan (the "2005 Plan") to replace the 1996 Stock Incentive Plan (the "1996 Plan") which provides for the grant of nonqualified or incentive stock options to officers, directors, key employees and consultants for the purchase of newly issued shares of the Parent's common stock at a price determined by the Board of Directors (the "Board") at the date the option is granted. Options are generally exercisable ratably over a four-year period from the date the option is granted and expire within ten years from the date of grant. Certain options provide for accelerated vesting upon a change in control. Exercise prices are generally equal to the fair market value of the shares on the grant date.

The fair value of each option award is estimated on the date of grant using a Black-Scholes-Merton option pricing model based on the assumptions noted in the table below. Expected volatility is based on a combination of historical volatility of the Parent's stock and implied volatility of publicly traded options on the Parent's stock. The expected term represents the period of time that options granted are expected to be outstanding. Risk-free interest rate is based on the U.S. treasury zero-coupon with a remaining term approximating of the expected term. Dividend yield is zero as the Parent has not, nor does it plan to, issue dividends to its shareholders.

	2005
Expected volatility	34 %
Expected term (years)	5
Risk-free interest rate	4 %
Dividend yield	—

The Company's weighted-average fair value of options granted was $4.76 for 2005. Intrinsic value of options exercised were $2,675,000 for 2005.

A summary of the Company's option activity under the 2005 Plan is presented below:

	Shares (in thousands)	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at December 31, 2004:	1,700	$ 9.37		
Granted	318	$ 13.47		
Exercised	(251)	$ 6.48		
Canceled	(35)	$ 13.51		
Outstanding at December 31, 2005:	1,732	$ 10.46	7.02	$ 18,003
Exercisable at December 31, 2005:	984	$ 8.85	5.78	$ 11,812

The total fair value of shares vested was $1,089,000 for 2005.

Restricted Stock Awards

The Parent issues restricted stock awards to its officers and senior executives. These awards are issued at the fair market value on the date of grant and generally vest ratably over four years. However, certain awards vest on the fifth anniversary of the date of grant. The fair value is calculated as the market price upon issuance.

Prior to its adoption of SFAS No. 123(R), the Company recorded compensation expense for restricted stock awards on a straight-line basis over their vesting period. If an employee forfeited the award prior to vesting, the Company reversed out the previously expensed amounts in the period of forfeiture. As required upon adoption of SFAS No. 123(R), the Company must base its accruals of compensation expense on the estimated number of awards for which the requisite service period is expected to be rendered. Actual forfeitures are no longer recorded in the period of forfeiture.

Under the provision of SFAS No. 123(R), the recognition of deferred stock compensation, a contra-equity account representing the amount of unrecognized restricted stock expense is no longer required. Therefore, as of July 1, 2005, "Deferred Stock Compensation" was combined with "Additional Paid-in Capital" in the Company's consolidated balance sheet.

A summary of the Company's non-vested restricted stock award activity is presented below:

	Shares (in thousands)	Average Grant Date Fair Value
Non-vested at December 31, 2004:	210	$ 14.06
Issued	0	$ -
Released	(51)	$ 14.06
Canceled	(5)	$ 14.03
Non-vested at December 31, 2005	154	$ 14.06

Employee Stock Purchase Plan

Effective August 1, 2005, the Parent changed the terms of its purchase plan to reduce the discount to 5% and discontinued the look back provision. As a result, the purchase plan will not be compensatory beginning August 1, 2005.

9. FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of off-balance-sheet risk. These financial instruments include corporate equity securities. The trading of these financial instruments is conducted with other registered broker-dealers. The Company also maintains bank accounts with balances that sometimes exceed federally insured limits. The Company's exposure to credit risk associated with counterparty nonperformance on the above financial instruments is limited to the amounts reflected in the statement of financial condition.

Securities sold, not yet purchased represent obligations of the Company to deliver specified securities at the contracted price, and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance-sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the statement of financial condition.

10. RISKS RELATING TO THE REGULATION OF THE BUSINESS

The Company's role as a market-maker at times requires it to make trades that adversely affect its profitability. In addition, as a market-maker, the Company is at times required to refrain from trading for its own account in circumstances in which it may be to the Company's advantage to trade. For example, the Company may be obligated to act as a principal when buyers or sellers outnumber each other. In

those instances, the Company may take a position counter to the market, buying or selling shares to support an orderly market in the affected stocks. In order to perform these obligations, the Company holds varying amounts of securities in inventory. In addition, market-makers generally may not trade for their own accounts when public buyers are meeting public sellers in an orderly fashion and may not compete with public orders at the same price. By having to support an orderly market, maintain inventory positions and refrain from trading under some favorable conditions, the Company is subject to a high degree of risk. Additionally, regulators, including stock exchanges, periodically amend their rules and may make the rules governing the Company's activities as a market-maker more stringent or may implement other changes, which could adversely affect its trading revenues.

11. COMMITMENTS AND CONTINGENCIES

Operating Leases—The Company has entered into a non-cancelable lease for its office premises, which expires January 31, 2009. The future minimum annual base rent payments required under this operating lease are as follows (in thousands):

Year Ending December 31		Amount
2006	$	381
2007		392
2008		404
2009		35
Total	$	1,212

The lease is subject to changes in operating costs of the facility.

Legal Matters—In the ordinary course of business, the Company is subject to various claims and legal actions. Unfavorable outcomes, in such matters, may result in a material impact on the Company's financial condition and results of operations.

* * * * * *

Deloitte.

Deloitte & Touche LLP
111 S. Wacker Drive
Chicago, IL 60606-4301
USA

Tel: +1 312 486 1000
Fax: +1 312 486 1486
www.deloitte.com

February 22, 2006

E*TRADE Capital Markets, LLC
440 South LaSalle Street
Chicago, IL 60605

To the Member of E*TRADE Capital Markets, LLC:

In planning and performing our audit of the financial statements of E*TRADE Capital Markets, LLC (the "Company") for the year ended December 31, 2005 (on which we issued our report dated February 22, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company (including tests of compliance with such practices and procedures) that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB"); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives, in all material respects, indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP